manatt
manatt | phelps | phillips

VIA EDGAR

September 26, 2011

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ChromaDex Corporation
Registration Statement on Form S-3
Filed September 1, 2011
File No. 333-176636

Dear Mr. Riedler:

On behalf of ChromaDex Corporation, a Delaware corporation (the “Company”), we are hereby providing the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Frank L. Jaksch, Jr. of the Company, dated September 7, 2011 with respect to the above-referenced Registration Statement on Form S-3 (the “Commission’s Letter”).

For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and is followed by the corresponding response of the Company.

Outstanding Issues

1.
We note that you have a pending confidential treatment request and that there are outstanding comments on your Preliminary Proxy Statement filed August 29, 2011. After any issues that arise during our examination of the confidential treatment request have been satisfied and all comments on the Preliminary Proxy Statement are resolved, we will consider a request for acceleration of the effective date of the registration statement.

The Company notes this comment and will delay its request for acceleration until these items are resolved.

Selling Stockholders

2.
We note that two of your affiliates are selling common shares as part of this offering. Please provide an analysis as to why Michael Brauser and Phillip Frost should not be considered statutory underwriters within the meaning of the Securities Act of 1933.

Based on the factors set forth in the Staff’s interpretive guidance from Compliance and Disclosure Interpretation 612.09 promulgated pursuant to the Securities Act of 1933, the Company respectfully submits that the totality of circumstances demonstrate that neither Mr. Michael Brauser nor Dr. Phillip Frost (referred to in this letter collectively as the “Selling Stockholders”) are acting as underwriters or conduits for the Company of the shares being registered in the above-referenced registration statement.  Therefore, the Company respectfully submits that neither of the Selling Stockholders should be considered by the Staff to be statutory underwriters within the meaning of the Securities Act of 1933.

•	The length time the securities have been held.

The investment decision made by the Selling Stockholders to acquire the Company’s securities was made in May 2010 –  in excess of one year prior to the initial filing of the registration statement.  Of the shares of common stock proposed to be registered for the Selling Stockholders, all of the shares (i.e. 6,750,002) to be registered for Dr. Frost and 2,932,142 of the 6,678,568 shares to be registered for Mr. Brauser were purchased in May 2010.

The additional 3,746,426 shares to be registered for Mr. Brauser are issuable under warrants issued by the Company in May 2010.  The exercise price of the common stock issuable under these warrants was negotiated in such transaction and the issuance of the warrants and the Company’s agreement to provide registration rights were a key element in the investment decision of the Selling Stockholders to purchase shares of the Company’s common stock.  Each of the Selling Stockholders has been at investment risk for in excess of one year for the shares purchased in the May 2010 private placement.

•	The circumstances under which the securities were received.

The securities were issued in a private placement transaction solely to “accredited investors,” including the Selling Stockholders.  The terms of the private placement, including the registration obligations of the Company, resulted from an arm’s length and lengthy negotiation process.

Each of the Selling Stockholders made various representations and warranties to the Company as part of the May 2010 private placement.  These representations and warranties included that each of the Selling Stockholders was acquiring the securities for their own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof, and confirmed that they had no position, office or other material relationship within the past three years with the Company or its affiliates.

•	The relationship of the selling stockholders to the issuer.

At the time of the May 2010 private placement neither of the Selling Stockholders nor any of their affiliates held any pre-existing relationships with the Company as directors or officers.  In addition, to the Company’s knowledge, neither of the Selling Stockholders were pre-existing stockholders of the Company and neither of the Selling Stockholders nor any of their affiliates held any contractual management or control rights with respect to the Company.

The Company agreed with all of the purchasers in the May 2010 private placement to provide such purchasers with registration rights.  The negotiation of these contractual obligations pre-dated any time at which the Selling Stockholders became affiliated with the Company.

As a result of the consummation of the May 2010 private placement, Mr. Brauser became (but no longer is) a greater than 10% stockholder of the Company.  As of August 26, 2011, Mr. Brauser beneficially owns 9.56% of the Company’s common stock.  Following the May 2010 private placement, Mr. Brauser became a director of the Company but resigned as a director on March 2, 2011.  Mr. Brauser has no material relationship with the Company other than as a stockholder.

As a result of the consummation of the May 2010 private placement, Dr. Frost became a greater than 10% stockholder of the Company.  As of August 26, 2011, Dr. Frost beneficially owns 19.26% of the Company’s common stock.  Dr. Frost has never been a director or officer of the Company.  Dr. Frost has no material relationship with the Company other than as a stockholder.

•	The amount of shares involved.

As of August 26, 2011, there were 74,368,568 shares of the Company’s common stock issued and outstanding.  Of these shares, the registration statement proposes to register on behalf of Mr. Brauser and Dr. Frost an aggregate of 13,428,570 shares of common stock.  Assuming the completion of the offering (including the assumed exercise prior to sale of 3,924,998 shares of stock held by Mr. Brauser under a warrant), the Company would have 78,293,566 shares of common stock issued and outstanding.

•	Whether the sellers are in the business of underwriting securities.

The Company understands that Mr. Brauser is not an affiliate of any broker-dealer.

The Company understands, and as is described in the registration statement, that Dr. Frost is a shareholder and chairman of the board of Ladenburg Thalmann Financial Services, Inc., parent company of Ladenburg Thalmann & Co., Triad Advisors, Inc. and Investacorp Inc., each registered broker-dealers. However, Dr. Frost confirmed to the Company that the securities purchased in the May 2010 private placement were purchased in the ordinary course of business and, at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute such securities.

The statutory definition of “underwriter” in Section 2(a)(11) of the Securities Act of 1933, as amended, defines an underwriter to include a person who has purchased securities with a view to distribution.  At the time of the May 2010 private placement the Selling Stockholders made representations and warranties to the Company as to their investment intent and neither they nor any of their affiliates acted as a placement agent or a named underwriter in the May 2010 private placement.

In the period since May 2010 neither of the Selling Stockholders has sold any of their shares acquired in the May 2010 private placement demonstrating their investment intent.  In fact, both of the Selling Stockholder have purchased additional shares of the Company’s common stock.

•	Whether under all the circumstances the seller is acting as a conduit for the issuer.

The Company will not receive any proceeds in the offering of the shares under the registration statement by the Selling Stockholders (other than the payment of the exercise price that would be received if Mr. Brauser exercised his related warrants).

In reviewing the totality of the circumstances, including the length of time since the May 2010 private placement, the investment intent of the Selling Stockholders in such transaction, the arm’s length nature of the negotiation of the registration rights and the relative size of the offering to the number of shares outstanding, the Company respectively submits that neither of the Selling Stockholders is acting as an underwriter nor as a conduit for the Company and therefore should not be considered by the Staff to be a statutory underwriter within the meaning of the Securities Act of 1933.

*               *               *

We thank the Staff for its attention to the Company’s filing.  If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 714-338-2710 or Craig Miller at 415-291-7415.

Very truly yours,

/s/ Matthew S. O’Loughlin
Matthew S. O’Loughlin

cc:	Laura Crotty, Division of Corporation Finance Frank L. Jaksch, Jr. Tom Varvaro Craig D. Miller, Esq. Scott A. Schwartz, Esq.